MEMORANDUM

TO:	Vincent Di Stefano

FROM:	Joshua Deringer

DATE:	June 24, 2009

RE:
Registration Statements of Hatteras 1099 Advantage Fund and Hatteras 1099 Advantage Institutional Fund (formerly the Hatteras Ramius 1099 Fund and Hatteras Ramius 1099 Institutional Fund, respectively)

This memorandum summarizes the follow-up items discussed with you on June 8, 2009 and June 22, 2009 regarding the above-referenced filings (the “Registration Statements”) and the Registrants’ responses.  Capitalized terms not otherwise defined herein have the respective meanings ascribed to them in the Registration Statements.

1.           With respect to footnote 1 to the pricing table, please disclose how much the Investment Manager and/or its affiliates will pay from their own resources as additional compensation to brokers or dealers in connection with the sale and distribution of Fund shares or servicing of investors.

The amount of payments cannot be specified as they will vary.  However, the Registrants will disclose that the amounts of such payments are not expected to exceed 75 basis points.

2.           Please disclose that the Funds will provide Shareholders with 60 days advance notice of any change in a Fund’s name, investment objective or principal strategies.

No part of these Funds’ names are subject to Rule 35d-1.  The Registrants respectfully decline to agree to provide Shareholders with 60 days notice of a Fund’s name change.  With respect to changes in the investment objective or principal strategies, the Funds will provide Shareholders with 60 days advance notice.

3.           Please define the terms “Opportunistic Equity,” “Enhanced Fixed Income,” and “Absolute Return” in the Summary Section.

As we have discussed, such disclosure is included under the section “Investment Objectives and Strategies: Asset Classes and Investment Strategies.”  The Registrants will move the disclosure to the Summary Section as requested.

4.           Clarify whether any of the Sub-Manager Funds are subject to any maximum amounts of leverage that can be employed.  If there is none, so state.

The amount of leverage that a Sub-Manager Fund may use varies by fund.  The prospectus discloses that the 1940 Act’s leverage limitations do not apply to Sub-Manager Funds.  As we discussed, the Registrants decline to provide any affirmative statement about whether Sub-Managers will or will not have leverage limitations.

5.           Consider issue-specific risk disclosure along with the use of the phrase “more volatility and risk” in the context of discussing high yield debt and distressed securities.

The disclosure will be revised as follows (additional disclosure marked by underscoring):

High Yield Debt securities generally trade at discounts (sometimes substantial discounts) to par value because many investors are either prohibited from, or willingly avoid, investing due to the complexity of determining the securities’ true risk/reward profile. Accordingly, High Yield Debt Sub-Manager Funds typically experience significantly more volatility and risk than traditional fixed income Sub-Manager Funds.  For example, non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities.

A significant portion of a Distressed Securities Sub-Manager’s portfolio may be invested in restricted securities that may not be registered and for which a market may not be readily available, and therefore a significant portion of the portfolio may not be freely traded. Investments may involve both U.S. and non-U.S. entities and may utilize leverage. Distressed Securities Sub-Manager Funds typically experience significantly more volatility and risk than traditional fixed income Sub-Manager Funds.  Among the risks inherent in investments in Distressed Securities is the fact that it frequently may be difficult to obtain information as to the true condition of such issuers.  Such investments also may be adversely affected by laws relating to, among other things, fraudulent transfers and other voidable transfers or payments, lender liability and the bankruptcy court's power to disallow, reduce, subordinate or disenfranchise particular claims.  Such companies’ securities may be considered speculative, and the ability of such companies to pay their debts on schedule could be affected by adverse interest rate movements, changes in the general economic climate, economic factors affecting a particular industry, or specific developments within such companies.  Additionally, Distressed Securities Sub-Managers’ anticipated use of short-term margin borrowings results in certain additional risks to the Fund.  For example, should the securities that are pledged to brokers to secure the Sub-Managers' margin decline in value, or should brokers from which the Sub-Managers have borrowed increase their maintenance margin requirements (i.e., reduce the percentage of a position that can be financed), then the Sub-Managers could be subject to a "margin call," pursuant to which the Sub-Managers must either deposit additional funds with the broker or suffer mandatory liquidation of the pledged securities to compensate for the decline in value.  In the event of a precipitous drop in the value of the assets of a Sub-Manager, the Sub-Manager might not be able to liquidate assets quickly enough to pay off the margin debt and might suffer mandatory liquidation of positions in a declining market at relatively low prices, thereby incurring substantial losses.